United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 1-12984

PROFIT SHARING PLAN AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2008 AND 2007

AND FOR THE YEAR ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Profit Sharing and Retirement Plan of Eagle Materials Inc.:

We have audited the accompanying statement of net assets available for benefits of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2007 were audited by other auditors whose report dated June 26, 2008 expressed an unqualified opinion on those statements. The other auditors reported on the financial statements before the restatement described in Note 3. We also audited the adjustments described in Note 3 that were applied to restate the statement of net assets available for benefits as of December 31, 2007. In our opinion, such adjustments are appropriate and have been properly applied.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and changes in net assets available for benefits for the year then ended, in conformity with U.S. general accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A Limited Liability Partnership Certified Public Accountants

June 16, 2009

Arlington, Texas

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$30,537,021	$44,674,397
Participant loans	487,716	350,808

Investments, at fair value	31,024,737	45,025,205

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	251,121	22,070

Total Investments	31,275,858	45,047,275

Employers’ contribution receivable	2,688,611	2,584,115

Net Assets Available for Benefits	$33,964,469	$47,631,390

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Additions:
Participating Employers’ contributions	$2,688,611
Participant contributions	1,999,197
Participant rollovers	89,428
Interest income on participant loans	35,622

Total Additions	4,812,858

Deductions:
Interest in the Eagle Materials Inc. Plans Master Trust investment depreciation	13,476,091
Distributions to participants	4,974,460
Administrative expenses	29,228

Total Deductions	18,479,779

Net Decrease	(13,666,921)

Net Assets Available for Benefits:
Beginning of year	47,631,390

End of year	$33,964,469

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $46,000, whichever is less) for participant contributions, Participating Employers’ contributions and participant voluntary (after-tax) contributions.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s annual compensation and years of service.

The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2008 plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $150,000 were used to reduce employer discretionary profit sharing contributions accrued by the Plan at December 31, 2008.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

Vesting

For Employer Profit Sharing Contributions made with respect to Plan years beginning on or before December 31, 2006:

Years of Service	Vested Percent
Less than 2	0%
2	10%
3	20%
4	40%
5	60%
6 7 or more	80% 100%

For Employer Profit Sharing Contributions made with respect to Plan years beginning on January 1, 2007:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participant Loans

Active participants may borrow up to 50% of the vested portion of their accounts, not to exceed $50,000, with Committee approval, as defined by the Plan. Loans may only be made for certain approved events, as defined by the Plan. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effective January 1, 2008, the Plan adopted the provision of Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS 157”), with respect to its investments. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant Loans

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments as of December 31, 2008 carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels described above:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock	$2,052,435	$—	$—	$2,052,435
Mutual funds	23,829,198	—	—	23,829,198
Common/Collective trust	—	4,906,509	—	4,906,509
Participant Loans	—	—	487,716	487,716

	$25,881,633	$4,906,509	$487,716	$31,275,858

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$350,808
Purchases, sales, issuances and settlements (net)	136,908

Balance, end of year	$487,716

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2008, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.

NOTE 3. RESTATEMENT OF PRIOR YEAR NET ASSETS AVAILABLE FOR BENFITS

The statement of net assets available for benefits as of December 31, 2007 has been restated to reflect the accrual of employer contributions. The effect of this restatement was to increase employer contributions receivable by $2,584,115, causing a similar increase in net assets available for benefits.

NOTE 4. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2008 and 2007, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

	2008		2007
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$861,892	65.4%	$1,627,293	71.5%
Baron Small Cap Fund	247,068	87.0%	350,607	89.5%
JPMorgan Diversified Mid Cap Growth Class A Fund	1,215,763	70.1%	2,599,706	70.9%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	498,709	78.3%	672,400	79.8%
LMP Aggressive Growth Class A	111,593	29.8%	214,220	40.4%
Fidelity Low-Priced Stock Fund	2,026,567	80.2%	3,509,038	78.5%
Fidelity Diversified International Fund	2,345,196	84.9%	5,376,448	86.3%
Fidelity Freedom Income Fund	190,721	69.9%	291,282	90.5%
Fidelity Freedom 2000 Fund	5,276,677	47.5%	6,977,530	47.7%
Fidelity Freedom 2010 Fund	4,440,106	79.5%	7,311,150	83.1%
Fidelity Freedom 2020 Fund	5,477,501	77.8%	8,147,209	80.0%
Fidelity Freedom 2030 Fund	1,909,791	61.8%	2,319,577	59.9%
Fidelity Freedom 2040 Fund	1,104,363	44.4%	1,537,213	51.4%
Spartan Extended Market Index Fund	838,970	78.7%	1,856,275	85.8%
Spartan U.S. Equity Index Fund	3,832,912	80.7%	7,442,824	83.9%
Fidelity U.S. Bond Index Fund	3,113,484	74.1%	1,987,897	74.7%

	33,491,313		52,220,669

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	2,293,242		4,076,333
Interest-Bearing Cash Equivalent	60,831		126,058

	2,354,073	84.7%	4,202,391	82.3%

Centex Common Stock Fund
Centex Common Stock	60,914		163,735
Interest-Bearing Cash Equivalent	600		1,722

	61,514	95.6%	165,457	95.5%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	5,487,659		2,479,135
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	296,015		26,942

	5,783,674	84.8%	2,506,077	81.9%

	$41,690,574		$59,094,594

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2008, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income/(Loss)	Share in Net Investment Income/(Loss)
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$(611,871)	$25,219	$(586,652)	67.9%
Baron Small Cap Fund	(153,295)	—	(153,295)	89.0%
JPMorgan Diversified Mid Cap Growth Class A Fund	(1,090,766)	38,019	(1,052,747)	70.9%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	(241,275)	6,725	(234,550)	78.7%
LMP Aggressive Growth Class A	(85,135)	—	(85,135)	31.1%
Fidelity Low-Priced Stock Fund	(1,600,871)	357,150	(1,243,721)	80.9%
Fidelity Diversified International Fund	(2,183,721)	33,415	(2,150,306)	85.4%
Fidelity Freedom Income Fund	(53,394)	14,912	(38,482)	80.7%
Fidelity Freedom 2000 Fund	(1,243,023)	321,318	(921,705)	45.4%
Fidelity Freedom 2010 Fund	(2,204,466)	368,842	(1,835,624)	82.6%
Fidelity Freedom 2020 Fund	(3,132,705)	442,457	(2,690,248)	79.0%
Fidelity Freedom 2030 Fund	(1,156,923)	150,639	(1,006,284)	60.4%
Fidelity Freedom 2040 Fund	(785,254)	96,444	(688,810)	47.2%
Spartan Extended Market Index Fund	(686,655)	49,639	(637,016)	83.1%
Spartan U.S. Equity Index Fund	(2,729,835)	126,922	(2,602,913)	83.5%
Fidelity U.S. Bond Index Fund	(24,159)	119,638	95,479	73.6%
Eagle Materials Common Stock Fund	(1,826,368)	—	(1,826,368)	82.9%
Centex Common Stock Fund	(83,959)	—	(83,959)	95.4%
Fidelity Managed Income Portfolio Fund	—	129,125	129,125	84.5%

	$(19,893,675)	$2,280,464	$(17,613,211)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$33,964,469	$47,631,390
Employers’ contributions receivable	(2,688,611)	(2,584,115)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(251,121)	(22,070)

Net assets available for benefits per Form 5500	$31,024,737	$45,025,205

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(13,666,921)
Decrease from 2008 Employers’ contribution receivable	(2,688,611)
Increase from 2007 Employers’ contribution receivable	2,584,115
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(229,051)

Net decrease in assets available for benefits per Form 5500	$(14,000,468)

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 002

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$30,537,021
*	Participants	Loans with interest rates from 6% to 9%	$—	$487,716

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

Date: June 22, 2009	By:	/S/ DAVID B. POWERS
David B. Powers Chairman, Administrative Committee

INDEX TO EXHIBIT

Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Sutton Frost Cary LLP	Filed herewith